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                                                 Filed by Smithfield Foods, Inc.

                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                                      Subject Company: IBP, Inc.
                                                      Commission File No. 1-6085

                                                               November 13, 2000

                                                           FOR IMMEDIATE RELEASE


   PROPOSED SMITHFIELD FOODS STOCK FOR STOCK ACQUISITION OF IBP "WILL CREATE
    A STRONG AND COMMITTED PARTNER FOR FARMING COMMUNITIES," SAYS SMITHFIELD
                              FOODS CEO JOE LUTER

SMITHFIELD, VIRGINIA, NOVEMBER 13, 2000 - Earlier today Smithfield Foods, Inc. (NYSE: SFD) announced a proposal to acquire IBP, Inc. (NYSE: IBP) through a strategic stock for stock combination of the two companies.

Smithfield Foods' proposal followed the announcement on October 2, 2000 that IBP's senior management and a select group of insiders and Wall Street investors planned to take IBP private by acquiring the company in a 1980s-style leveraged buyout. That transaction, if completed, would burden the company with hundreds of millions of dollars of junk bonds and total debt obligations of $2.9 billion. This debt would leave the company more vulnerable to an economic downturn. The proposed leveraged buyout is also a purely financial transaction that provides no corresponding strategic or operating benefits.

Joseph W. Luter, III, Smithfield Foods' Chairman and Chief Executive Officer, today made the following comments about his company's proposal and why he believes it represents a better deal for farming communities than the proposed leveraged buyout:

"We believe the transaction we are proposing is a great opportunity for the shareholders of both Smithfield Foods and IBP. We believe it's the right strategic course to take in order to be responsive to the demands of the consolidating food retail and global food service industries. And we believe it is a good deal that will create a strong and committed partner for farming communities.

"The combined company would have a national brand, the opportunity to expand its presence in the fast-growing markets for case-ready and value added meat products, and state-of-the-art systems for meeting our customers' increasingly stringent specifications for product quality, consistency and uniformity. It would also have far greater financial resources and staying power than a highly-leveraged company controlled by financial investors with little long-term commitment to our industry or way of life.

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"Smithfield Foods has a long history of working in productive partnership with independent farmers. Today we provide over 1700 contract farmers with credit, access to state-of-the-art technology, and fixed price contracts that pay a full and fair price for their products while shielding them from volatility and other market risks. I take great pride in the fact that in the last decade, not one of our contract farmers has defaulted. On the contrary, nearly all have grown and prospered. We are committed to building on that record to the benefit of all concerned.

"At the same time, we are sensitive to the concerns some folks may have about a combined company and want to do what we can to put those concerns to rest. As we have said in our proposal to IBP, we are sensitive to potential issues of market concentration and have a plan in place to address such issues should they arise, which may involve the sale of certain assets. I can also say up front that we have no intention of vertically integrating the cattle growing operation. We aren't going to go into the feedlot business. And we do not expect to increase our vertical integration in the hog business.

"We have great respect for the people of IBP. The company is a low-cost, high-quality beef and pork processor. Where we differ is on how best to create value for shareholders and where to draw the line between the risks a company is willing to take upon itself and the risks it is willing to place upon the communities it's meant to serve.

"We hope that IBP's board will conclude that our offer is indeed superior for all concerned and begin working with us towards a definitive merger agreement. In the meantime, we will continue focusing on serving our customers and building Smithfield Foods for the future."

Smithfield Foods was ranked the number one FORTUNE 500 food stock in total return to investors, and placed in the top 15th percentile in total return to investors among all FORTUNE 500 companies, over the past 10 years. With annual sales of $5.2 billion, Smithfield Foods is the leading producer and marketer of fresh pork and processed meats in the United States. For more information, please visit www.smithfieldfoods.com.


CONTACTS:

FOR INVESTORS:                      FOR MEDIA:
Jerry Hostetter                     Josh Pekarsky
Smithfield Foods, Inc.              Sarah Zitter-Milstein
(212) 758-2100                      Kekst and Company
                                    (212) 521-4800

THIS NEWS RELEASE MAY CONTAIN "FORWARD-LOOKING" INFORMATION WITHIN THE MEANING OF THE FEDERAL SECURITIES LAWS. THE FORWARD-LOOKING INFORMATION MAY INCLUDE STATEMENTS CONCERNING SMITHFIELD'S OR IBP'S OUTLOOK FOR THE FUTURE, THE ABILITY TO REALIZE ESTIMATED SYNERGIES, AS WELL AS OTHER STATEMENTS OF BELIEFS, FUTURE PLANS AND STRATEGIES OR ANTICIPATED EVENTS, AND SIMILAR EXPRESSIONS CONCERNING MATTERS THAT ARE NOT HISTORICAL FACTS. FORWARD-LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS. THE FOLLOWING FACTORS, AMONG OTHERS, COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN, OR IMPLIED BY, THE STATEMENTS: THE RISKS THAT SMITHFIELD'S AND IBP'S BUSINESSES WILL NOT BE INTEGRATED SUCCESSFULLY, THE RISK THAT SMITHFIELD AND IBP WILL NOT REALIZE ESTIMATED

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SYNERGIES, COSTS RELATING TO THE PROPOSED TRANSACTION, THE AVAILABILITY AND
PRICES OF LIVE HOGS, LIVE CATTLE, RAW MATERIALS AND SUPPLIES, PRODUCT PRICING, THE COMPETITIVE ENVIRONMENT AND RELATED MARKET CONDITIONS, OPERATING EFFICIENCIES, ACCESS TO CAPITAL, ACTIONS OF DOMESTIC AND FOREIGN GOVERNMENTS AND OTHER FACTORS DISCUSSED IN SMITHFIELD'S AND IBP'S RESPECTIVE FILINGS WITH THE SEC.

More detailed information pertaining to Smithfield's proposal will be set forth in appropriate filings to be made with the SEC. We urge stockholders to read any relevant documents that may be filed with the SEC because they will contain important information. Stockholders will be able to obtain a free copy of any filings containing information about Smithfield and IBP, without charge, at the SEC's Internet site (http://www.sec.gov). Copies of any filings containing information about Smithfield can also be obtained, without charge, by directing a request to Smithfield Foods, Inc., 200 Commerce Street, Smithfield, Virginia 23430, Attention: Office of the Corporate Secretary (757-365-3000).

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Smithfield and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Smithfield. A detailed list of the names of Smithfield's directors and officers is contained in Smithfield's proxy statement for its 2000 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov).

As of the date of this communication, none of the foregoing participants, other than Smithfield (which beneficially owns approximately 6.6% of IBP's common stock), individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Smithfield's proxy statement for its 2000 annual meeting and other documents filed with the SEC including Smithfield's
Schedule 13D relating to the IBP common stock, to the knowledge of Smithfield, none of the directors or executive officers of Smithfield has any material interest, direct or indirect, by security holdings or otherwise, in Smithfield or IBP.


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